FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of September, 2002


                         Brazilian Distribution Company
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                 -------------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F X   Form 40-F
                                    ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes    No X
                                  ---   ---

                           [GRUPO PAO DE ACUCAR LOGO]

                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
                            A Publicly Listed Company
                      C.N.P.J./M.F. N(0) 47.508.411/0001-56


                         NOTICE FOR THE CONVENING OF AN
                          EXTRAORDINARY GENERAL MEETING


Pursuant to legal and statutory provisions, the shareholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO are hereby convened to an Extraordinary General Meeting to be held on October 4, 2002, at 5:00 p.m. at the company's head office at Avenida Brigadeiro Luiz Antonio, 3142, in the city of Sao Paulo (SP) to discuss and approve the following agenda:

     o To analyze, discuss and vote on the proposal of the Board of Directors for the Company's public issuance of unsecured non-convertible debentures in an amount up to R$500,000,000.00 (five hundred million reais).


                          Sao Paulo, September 18, 2002


                            VALENTIM DOS SANTOS DINIZ
                       Chairman of the Board of Directors

                                   SIGNATURES

     Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMPANHIA BRASILEIRA DE DISTRIBUICAO



Date: September 20, 2002                  By:  /s/ Augusto Marques da Cruz Filho
                                             -----------------------------------
                                          Name: Augusto Marques da Cruz Filho
                                          Title: Chief Financial Officer


                                          By:  /s/ Aymar Giglio Junior
                                             -----------------------------------
                                          Name: Aymar Giglio Junior
                                          Title: Investor Relations Officer